SOL STRATEGIES ANNOUNCES REPAYMENT OF CREDIT FACILITY WITH FORMER BOARD CHAIRMAN

TORONTO, December 31, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced terms for the repayment of its credit facility (the "Amended Credit Facility") with Antanas Guoga (the "Lender"), the Company's former Board Chairman and a significant shareholder.

Under the terms of the Amended Credit Facility, 50% of the outstanding balance will convert to equity on January 7, 2026 at a price of C$2.14 per common share, based on the closing price for the common shares on December 30, 2025, resulting in the issuance of 2,300,726 common shares of the Company. The shares will be subject to a statutory hold period of four months and one day from the date of issuance. The remaining balance will be repaid in two equal cash tranches of C$2,461,777.12 within seven (7) and forty five (45) days of signing respectively.

"This balance sheet restructuring optimizes our capital structure," said Michael Hubbard, Interim CEO of SOL Strategies. "Mr Guoga's conversion of half of this facility to equity reflects his continued trust in the Company's Solana infrastructure business. These final repayments follow repayments in October and November totalling C$7mm. This conversion is a significant milestone to reducing liabilities and maintaining a healthy balance sheet."

The Lender is the former Chairman and a former director of the Company. He also holds common shares and options to purchase common shares of the Company, representing approximately 13% of its outstanding common shares on an undiluted basis. For the Company, entering into the Amended Credit Facility with the Lender is a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in connection with the Amended Credit Facility.

The Company did not file a material change report at least 21 days prior to agreeing to the Amended Credit Facility, because the Company determined that it was in its interests to enter the Amended Credit Facility upon settling its terms without delay. The Company intends to file a material change report containing all the prescribed disclosures relating to this related party transaction within the required timeframe.

About SOL Strategies SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact: Doug Harris - CFO - 416.480.2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information: Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the credit facility restructuring with Antanas Guoga, including the issuance of common shares and the payment of the balance of the credit facility, and statements regarding the impact of the repayment on the Company's balance sheet and capital structure. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer: SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies. None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.